AB 7/23

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 9 2009
DIVISION OF MARKET REGULATION

UNIT
SECURITIES AND E
Washing

09041905

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
(No. and Street)

Mountain View	California	94043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson — (816) 340-3050
(Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

TABLE OF CONTENTS

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 17, 2009

Date

Financial Operations Principal

Title

Notary Public

DEBBY L. HERMAN
Notary Public-Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: Dec. 22, 2011
Commission # 07539770

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REPORT OF INDEPENDENT AUDITORS

To the Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In our opinion, the accompanying balance sheet and the related statement of operations, changes in stockholder's equity, and of cash flows for the year then ended, present fairly, in all material respects, the financial position of American Century Brokerage, Inc. ("the Company") (a wholly owned subsidiary of American Century Companies, Inc.) at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit of the financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules (g), (h), and (i) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2009
Kansas City, Missouri

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$4,884,263
Receivable from clearing broker	229,935
Deposit with clearing broker	100,000
Prepaid expenses and other assets	96,064
Income taxes receivable from ACC	95,578
TOTAL	$5,405,840

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Intercompany payable to ACIM	$ 441,506
Accrued salaries and benefits	253,667
Deferred income taxes	3,689
Total liabilities	698,862
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 75,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	24,948,768
Accumulated deficit	(20,242,790)
Total stockholder's equity	4,706,978
TOTAL	$ 5,405,840

See notes to financial statements.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 3,237,910
Dividends and interest	211,239
Other income	43,777
Total revenues	3,492,926
EXPENSES:	
Administrative service fees from ACC or its Affiliates	2,843,283
Salaries and benefits	1,454,123
Commission fees	1,152,301
Clearing broker fees	759,243
General and administrative	229,214
Professional fees and outside services	24,600
Total expenses	6,462,764
LOSS BEFORE INCOME TAX BENEFIT	(2,969,838)
INCOME TAX BENEFIT	1,079,162
NET LOSS	$(1,890,676)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE—January 1, 2008	$1,000	$24,948,768	$(18,352,114)	$ 6,597,654
Net loss	—	—	(1,890,676)	(1,890,676)
BALANCE—December 31, 2008	$1,000	$24,948,768	$(20,242,790)	$ 4,706,978

See notes to financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,890,676)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes, net	11,036
Changes in:	
Receivable from clearing broker	(321)
Prepaid expenses	63,136
Income taxes receivable from ACC	(1,081)
Intercompany payable to ACIM	2,994
Accrued salaries and benefits	(27,108)
Accounts payable and accrued expenses	(3,234)
Net cash flows used in operating activities	(1,845,254)
CASH AND CASH EQUIVALENTS — Beginning of year	6,729,517
CASH AND CASH EQUIVALENTS — End of year	$ 4,884,263

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully disclosed basis.

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company introduces its customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received. It does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and Cash Equivalents – The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund in the amount of $4,884,263 as of December 31, 2008.

Deposit With Clearing Broker – The deposit with its clearing broker is required pursuant to the Company's contract with its clearing broker.

Intercompany Payable to ACIM – The Company has a payable to American Century Investment Management, Inc. ("ACIM"), another subsidiary of ACC for amounts ACIM pays on behalf of the Company.

Commissions – Commissions revenue and related clearing expense are recorded on a trade date basis as securities transactions occur.

Dividends and Interest – The Company records dividends and interest income on the accrual basis. The Company received distributions from an investment in a money market mutual fund managed by an affiliate in the amount of $161,755 and is included in dividend and interest income on the statement of operations for the year ended December 31, 2008.

Administrative Service Fees from ACC or its Affiliates – Expenses include fees owed for administrative services performed by the Administrative Agent, American Century Services, LLC. The Administrative Agent provides certain administrative services to ACC. The actual costs of these information technology, human resources, and corporate overhead services are allocated to the Company as a proportionate share. In addition, the Administrative Agent allocates a space usage fee to the Company. The fee is equal to the actual rental expense incurred by the Administrative Agent for the office space occupied by the employees of the Company. Also included are licensing fees the Company pays for use of certain trademarks and trade names.

Income Taxes – The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Subsidiaries with current taxable income, as calculated on a separate company basis, are liable for payments determined as if they had filed a separate return. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2008.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Savings Plan – Substantially all employees are covered under a Profit Sharing and 401(k) Savings Plan offered by ACC or its other wholly owned subsidiaries. Plan related expenses totaled $99,765 for the year ended December 31, 2008 and are included in salaries and benefits expense. As of December 31, 2008, accrued plan related expenses were $81,472 and are included in accrued salaries and benefits.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $4,297,651 as of December 31, 2008, which was $4,047,651 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1 as of December 31, 2008.

4. GUARANTEES

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company who are unable to satisfy the terms of their contracts. The potential for the Company to be required to make material payments under this agreement is remote. Accordingly, no liability is recorded on the statement of financial condition for this guarantee.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS 157, *Fair Value Measurements* as of January 1, 2008, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date.

In addition to defining fair value, SFAS 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash and cash equivalents. Accordingly, these are classified as Level 1 and the fair value at December 31, 2008 approximates carrying value, as reflected in the statement of financial condition.

6. INCOME TAXES

The income tax benefit for the year ended December 31, 2008, comprises the following:

Current income taxes	$(1,090,198)
Deferred income taxes	11,036
Income tax benefit	$(1,079,162)

A reconciliation of the income tax benefit at the statutory federal rate (35%) to the benefit included in the accompanying statement of operations is as follows:

Benefit at federal statutory rate	$(1,039,444)
State and other income tax benefit, net of federal benefit	(39,718)
Income tax benefit	$(1,079,162)

As of December 31, 2008, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 15,923
Accrued vacation	12,358
Total deferred tax assets	28,281
Prepaid expenses	(31,970)
Total deferred tax liability	(31,970)
Net deferred income taxes	$ (3,689)

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COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2008

Stockholder's equity	$4,706,978
Prepaid expenses and other assets	(96,064)
Income taxes receivable from ACC	(95,578)
Total non-allowable assets	(191,642)
Less fidelity bond deductible	(120,000)
Net capital before haircuts	4,395,336
Less haircuts on money market mutual fund	(97,685)
Net capital	$4,297,651
Aggregate indebtedness	$695,173
Minimum net capital requirement — greater of $250,000 or 6⅔% of aggregate indebtedness	$250,000
Excess net capital	$4,047,651
Ratio of aggregate indebtedness to net capital	.16 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company on January 27, 2009 in Part IIA of its unaudited Form X-17A-5 as of December 31, 2008.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2008

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In planning and performing our audit of the financial statements of American Century Brokerage, Inc. (the "Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2009
Kansas City, Missouri

Notes

Notes

Notes

American Century Investments®

American Century Investment Services, Inc., Distributor

CC-BKT-62395 0902